

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Paul P. Egge
Chief Financial Officer
Stellar Bancorp, Inc.
9 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re: Stellar Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38280**

Dear Paul P. Egge:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance